Exhibit 99.1

December 17, 2024

Board of Directors

WM Technology, Inc.

41 Discovery

Irvine, California 92618

Dear Members of the Board of Directors:

We are pleased to submit this non-binding proposal to acquire all of the outstanding shares of common stock (Class A and Class V) of WM Technology, Inc. (“WM” or the "Company") that we do not currently own (the “Transaction”) for $1.70 per share in cash (the “Offer Price”).

We firmly believe that our proposed Transaction is in the best interests of WM stockholders as well as all WM stakeholders, including its employees, clients, and end-users. Our proposal presents the Company’s public stockholders with a value-maximizing alternative to WM’s current strategic trajectory and an opportunity to de-risk their investment.

As Co-Founders and WM’s largest stockholders, we are deeply passionate about the Company and the licensed cannabis industry. When we first decided to take the Company public, there was an expectation that the tailwinds emerging in 2020-2021 across the licensed cannabis end-markets, coupled with the support of institutional public equity investors gained with a Nasdaq listing, would allow WM to capitalize on growth opportunities in an accelerated manner and create sustainable long-term stockholder value. Today, however, WM is facing significant headwinds, with licensed end-markets continuing to decline from the peak volumes achieved at the time of the Company’s deSPAC transaction in 2021. Further, the continued consolidation of cannabis retailers and brands among large multi-state operators, coupled with the increased entry of traditional technology providers into cannabis, are creating significant risks for WM’s current business model as a public company. Our proposal would provide public stockholders with immediate liquidity and certainty of value at a significant premium to current trading levels.

We have summarized the proposed terms of the Transaction below:

Offer Price

We are prepared to offer $1.70 per share in cash for all of the outstanding shares of common stock (Class A and Class V) of the Company that we do not currently own. This offer represents a substantial premium to relevant trading metrics, including:

■	39% premium to the closing price as of December 17, 2024,
■	52% premium to the implied Enterprise Value as of December 17, 2024,
■	65% premium to the volume-weighted average price (VWAP) in the last year.

Financing

As part of the Transaction, we would plan to roll 100% of our current equity interests in the Company, which account for approximately 32% of common shares outstanding. Since we filed an amendment to our Schedule 13D, we have engaged in discussions with financing sources who have spent significant time with us to understand WM and validate our thesis. We have received proposals from these potential financing partners and are highly confident in securing the debt and equity financing required for our proposal based on these conversations.

As we plan to secure fully-committed financing prior to signing a definitive agreement, the Transaction would not be contingent on financing.

Confirmatory Due Diligence

We have spent significant time and resources reviewing the publicly-available information on the Company as well as the diligence materials provided by the Company in preparing our offer, and will make further commitments of time and resources in order to consummate the Transaction expeditiously. Given our history with WM and the work that we have completed with our financing sources, we anticipate that their remaining confirmatory due diligence will be limited in scope and can be completed quickly.

Transaction Process

Our proposal will be conditioned upon (a) the approval by a Special Committee of the Board (after consulting with its advisors, provided the Special Committee is comprised of disinterested directors that are fully independent and empowered to consider our proposal) and, on the Special Committee’s recommendation, the full Board and (b) a fully-informed approval of the holders of a majority of the shares of the Company’s stock that will not be rolled into the Transaction.

If another potential buyer of the Company should submit a competing proposal, we would be willing to engage in discussions with such buyer in our capacity as stockholders of the Company. However, we have no intention to vote our stock in favor of any alternative or competing sale, merger or similar transaction involving the Company. Further, we think a competing proposal is highly unlikely now or in the future given the magnitude of the tax receivable agreement (TRA) payment that would be due in such a transaction, which is estimated to be over $100 million at our Offer Price.

We currently intend to remain stockholders of the Company if a potential transaction cannot be completed under the terms envisioned by our proposal.

Definitive Agreement

We anticipate that the definitive merger agreement, which will be negotiated on mutually-acceptable terms, will contain customary terms and conditions for transactions of similar size and nature. We expect to be in a position to execute a definitive agreement in 3-4 weeks.

Disclosure

In accordance with our legal obligations, we will promptly file an amendment to our Schedule 13D, including a copy of this letter.

Advisors

To assist us in consummating the proposed Transaction, we have engaged Jefferies LLC (“Jefferies”) as financial advisor, and Cadwalader, Wickersham & Taft LLP (“Cadwalader”) as legal counsel.

Our proposal is a non-binding expression of interest only and does not constitute an offer to purchase the Company or any securities or assets of the Company that is subject to binding acceptance. We reserve the right to withdraw or modify our proposal at any time. No legal obligation with respect to our proposal or any other transaction shall arise unless and until we have executed definitive transaction documentation with the Company.

We would welcome the opportunity to engage with you to further explain the merits of our proposal and work with the Board and Special Committee to explore a Transaction. To the extent you have any questions with regard to our proposal, please feel free to contact our advisors at Jefferies and Cadwalader.

Sincerely,

/s/ Doug Francis and /s/ Justin Hartfield

Doug Francis and Justin Hartfield

Co-Founders of WM Technology, Inc.

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